Exhibit 99.1

DBV Technologies Provides Organizational Update

BAGNEUX, France, January 8, 2015 - DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today provided an organizational update, which included appointing David Schilansky as Chief Operating Officer (‘Directeur Général Délégué’), Bertrand Dupont as Senior Executive Vice President, Technology, Charles Ruban as Senior Executive Vice President, Clinical Development & North American Operations and Laurent Martin as Senior Executive Vice President, Product Strategy & Regulatory Affairs. This new corporate organization reflects DBV’s focus to become the leader in discovering, developing and commercializing food allergy treatments, while leveraging its Viaskin platform to develop innovative immunotherapy products.

Pierre-Henri Benhamou, M.D., Chairman and CEO of DBV Technologies said: “2014 was a very successful year for DBV.” Mr. Benhamou continued, “On September 2014, we announced positive topline Phase IIb study results with Viaskin® Peanut, validating the potential of our platform in food allergy. We also successfully completed a $130 million Nasdaq IPO, allowing us to continue developing our product candidates independently, enrich our R&D programs and begin to build an operational infrastructure in the US. 2015 will be a transformative year for DBV, and this new organizational structure enables us to focus on the last steps of Viaskin Peanut’s development and its commercialization.”

A new corporate organization, post proof-of concept of the Viaskin® platform in food allergy

The company has announced the following senior management team changes in order to implement DBV’s global growth strategy, advance business and commercial efforts in North America and support and enhance product development:

•	David Schilansky, previously Chief Financial Officer, has been appointed by the Board as Chief Operating Officer to support the CEO in the implementation of DBV’s strategy.

•	Bertrand Dupont, previously Chief Technical Officer, has been appointed as Senior Executive Vice President, Technology, and will be in charge of the continued development of the electrospray and upscaling of the production tools. Mr. Dupont will report to the CEO.

•	Charles Ruban, Chief Development Officer, has been appointed Senior Executive Vice President, Clinical Development & North American Operations, permanently relocating to New York, NY mid-2015 to oversee DBV Technologies Inc., the Company’s US subsidiary. Mr. Ruban will lead DBV’s launch-readiness effort for Viaskin® Peanut, while overseeing DBV’s Global Clinical Operations, Strategic Marketing, Market Access and Medical Affairs teams. Mr. Ruban will oversee late stage development while accelerating and maximizing Viaskin’s access to the market. Mr. Ruban will report to the CEO.

•	Laurent Martin, Director of Regulatory Affairs & Quality, will be appointed Senior Executive Vice President, Product Strategy & Regulatory Affairs, tasked with executing DBV’s regulatory strategy and defining the path forward in food allergy. Mr. Martin will supervise project management of all food allergy programs. Laurent’s new functions will be effective mid-2015 and will report to the CEO.

2015 Financial Calendar

In 2015, DBV will announce the company’s financial and operating results as follows:

•	Full Year 2014 topline financial results and cash position on January 29, 2015

•	Full Year 2014 audited financial results on March 25, 2015

•	First Three Months 2014 topline financial results and cash position on April 29, 2015

•	DBV Technologies’ Annual General Meeting will be held on June 23, 2015.

•	First Half 2015 financial results on July 27, 2015

•	First Nine Months topline financial results and cash position on November 3, 2015.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment C of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including the proposed 2015 financial calendar. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and the Registration Statement filed with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

David Schilansky
Chief Operating Officer
Tel.: +33(0)1 55 42 78 75
david.schilansky@dbv-technologies.com

Susanna Mesa	Nathalie Donne
VP Finance, US Investor Relations & Strategy	Director, Corporate Communication & Business Development
Tel.: +1 917-346-3447	Tel.: +33(0)1 55 42 78 72
susanna.mesa@dbv-technologies.com	nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Todd James	Marion Janic
U.S. Investor Relations	US Media Relations
The Trout Group	Rooney & Associates
Tel.: +1 646-378-2926	Tel.: +1-212-223-4017
tjames@troutgroup.com	mjanic@rooneyco.com

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